                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  Annual Report Pursuant to Section 15(d) of the Securities
     Exchange Act of 1934

     For the fiscal year ended December 31, 1998

[ ]  Transition Report Pursuant to Section 15(d) of the Securities

     Exchange Act of 1934

     For the transition period from _____ to ____

Commission File Number: 0-20842

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     TRO LEARNING, INC. SAVINGS/RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     TRO Learning, Inc.
     1721 Moon Lake Boulevard
     Suite 555
     Hoffman Estates, IL  60194

This document contains 17 pages.

                                      INDEX

Report of Independent Public Accountants........................................ 3

Statements  of  Net  Assets   Available  For Benefits
  as of December 31, 1998 and 1997.............................................. 4

Statement   of   Changes   in   Net   Assets Available For
  Benefits,  With Fund Information,  for the year
  ended December 31, 1998....................................................... 5

Statement   of   Changes   in   Net   Assets Available For
  Benefits,  With Fund Information,  for the year
  ended December 31, 1997....................................................... 7

Notes To Financial Statements................................................... 9

Item  27a -  Schedule  of  Assets  Held  For Investment
  Purposes as of December 31, 1998............................................. 14

Item   27d   -   Schedule   of    Reportable Transactions for
  the year ended December 31, 1998............................................. 15

Consent of Independent Public Accountants...................................... 16

Signatures..................................................................... 17

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
TRO Learning, Inc. Savings/Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the TRO LEARNING, INC. SAVINGS/RETIREMENT PLAN as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes and the schedule of reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of certain plan assets held by the Plan's asset custodian. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Chicago, Illinois
May 27, 1999

                               TRO LEARNING, INC.
                             SAVINGS/RETIREMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        As of December 31, 1998 and 1997
          (Employer Identification Number 41-1646390, Plan Number 001)


                                                                               1998              1997
INVESTMENTS, at fair value (Note 1):
    Scudder Cash Investment Trust                                          $  282,869        $  223,374
    Scudder Income Fund                                                       292,426           241,678
    Scudder Growth & Income Fund                                            1,365,667         1,389,224
    Scudder Large Company Value Fund                                          920,559           804,773
    Scudder Global Fund                                                       470,725           449,607
    Scudder Global Discovery Fund                                             313,010           288,566
    Scudder International Fund                                                 75,296            53,215
    Scudder Pathway Series--Balanced Fund                                     235,004           174,827
    TRO Learning, Inc. Company Stock                                          569,411           285,203
    American Century Ultra Fund                                               436,281           399,740
    Participant loans                                                          19,768            80,613
                                                                           ----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS                                          $4,981,016        $4,390,820
                                                                           ----------        ----------
                                                                           ----------        ----------



         The accompanying notes are an integral part of these statements.

                               TRO LEARNING, INC.
                             SAVINGS/RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      For the Year Ended December 31, 1998
          (Employer Identification Number 41-1646390, Plan Number 001)


                                                                                   Participant Directed
                                                              ---------------------------------------------------------------
                                                                                                                      Scudder
                                                                 Scudder                            Scudder            Large
                                                                   Cash           Scudder          Growth &           Company
                                                                Investment         Income           Income             Value
                                                                  Trust            Fund              Fund              Fund
ADDITIONS:
     Participant contributions                                   $ 37,102        $ 48,835          $ 224,788          $141,181
     Net appreciation (depreciation) in fair value of
       investments                                                      -          (5,491)           (49,149)            4,584
     Interest and dividend income                                  10,868          20,633            127,429            71,304
                                                                 --------        --------          ---------          --------
              Total additions                                      47,970          63,977            303,068           217,069
DEDUCTIONS:

     Benefits paid                                                (13,948)        (15,147)          (489,109)          (86,037)
OTHER ADDITIONS (DEDUCTIONS):
     Interfund transfers                                           25,662           2,136            161,069           (16,630)
     Loan withdrawals                                                (539)         (1,307)            (3,469)           (3,297)
     Loan principal payments                                          350           1,089              4,884             4,681
                                                                 --------        --------          ---------          --------
              Net increase (decrease) in net assets                59,495          50,748            (23,557)          115,786
NET ASSETS AVAILABLE FOR BENEFITS:

    Beginning of year                                             223,374         241,678          1,389,224           804,773
                                                                 --------        --------          ---------          --------
    End of year                                                  $282,869        $292,426         $1,365,667          $920,559
                                                                 --------        --------          ---------          --------
                                                                 --------        --------          ---------          --------


                                                                  Participant Directed
                                                              -----------------------------
                                                                                   Scudder
                                                                  Scudder           Global
                                                                  Global          Discovery
                                                                   Fund             Fund
ADDITIONS:
     Participant contributions                                   $ 73,740         $ 47,388
     Net appreciation (depreciation) in fair value of
       investments                                                  4,994           44,818
     Interest and dividend income                                  46,812              264
                                                                 --------         --------
              Total additions                                     125,546           92,470
DEDUCTIONS:
     Benefits paid                                                (77,350)         (51,367)
OTHER ADDITIONS (DEDUCTIONS):
     Interfund transfers                                          (29,102)         (18,194)
     Loan withdrawals                                                   -                -
     Loan principal payments                                        2,024            1,535
                                                                 --------         --------
              Net increase (decrease) in net assets                21,118           24,444

NET ASSETS AVAILABLE FOR BENEFITS:

    Beginning of year                                             449,607          288,566
                                                                 --------         --------
    End of year                                                  $470,725         $313,010
                                                                 --------         --------
                                                                 --------         --------


            The accompanying notes are an integral part of this statement.

                TRO LEARNING, INC.
              SAVINGS/RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                WITH FUND INFORMATION
       For the Year Ended December 31, 1998
(Employer Identification Number 41-1646390, Plan Number 001)


                                                                                       Participant Directed
                                                        ---------------------------------------------------------------------------
                                                                      Scudder       TRO
                                                                      Pathway     Learning,   American
                                                         Scudder      Series--      Inc.      Century
                                                      International   Balanced     Company     Ultra      Participant
                                                          Fund          Fund       Stock       Fund          Loans         Total
ADDITIONS:
   Participant contributions                               $25,281      $ 72,555    $ 74,308   $117,826         $   -    $  863,004
   Net appreciation (depreciation) in fair value of
       investments                                           3,024           969     160,313     83,645             -       247,707
   Interest and dividend income                              7,731        13,827         438     36,821             -       336,127
                                                           -------      --------    --------   --------       -------    ----------
          Total additions                                   36,036        87,351     235,059    238,292             -     1,446,838
DEDUCTIONS:
   Benefits paid                                           (10,337)      (10,485)    (25,191)   (22,178)      (55,493)     (856,642)
OTHER ADDITIONS (DEDUCTIONS):
   Interfund transfers                                      (3,634)      (13,490)     72,196   (180,013)            -             -
   Loan withdrawals                                           (175)       (4,013)          -          -        12,800             -
   Loan principal payments                                     191           814       2,144        440       (18,152)            -
                                                           -------      --------    --------   --------       -------    ----------
       Net increase (decrease)
           in net assets                                    22,081        60,177     284,208     36,541       (60,845)      590,196

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                       53,215       174,827     285,203    399,740        80,613     4,390,820
                                                           -------      --------    --------   --------       -------    ----------
    End of year                                            $75,296      $235,004    $569,411   $436,281       $19,768    $4,981,016
                                                           -------      --------    --------   --------       -------    ----------
                                                           -------      --------    --------   --------       -------    ----------


         The accompanying notes are an integral part of this statement.

                               TRO LEARNING, INC.
                             SAVINGS/RETIREMENT PLAN
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION
                      For the Year Ended December 31, 1997
          (Employer Identification Number 41-1646390, Plan Number 001)


                                                                                    Participant Directed
                                                           ------------------------------------------------------------
                                                                                                    Scudder
                                                           Scudder                    Scudder         Large
                                                             Cash        Scudder      Growth &       Company     Scudder
                                                          Investment      Income       Income         Value       Global
                                                            Trust         Fund          Fund          Fund        Fund
ADDITIONS:
     Participant contributions                             $ 90,404     $ 53,730     $  257,869      $171,482    $113,708
     Net appreciation (depreciation) in fair value of
       investments                                                -        4,822        176,422       168,268       4,342
     Interest and dividend income                            18,174       13,828        135,154        59,556      78,081
                                                           --------     --------     ----------      --------    --------
              Total additions                               108,578       72,380        569,445       399,306     196,131
DEDUCTIONS:
     Benefits paid                                          (77,082)      (2,593)      (217,502)     (227,974)   (146,494)
OTHER ADDITIONS (DEDUCTIONS):
     Interfund transfers                                   (165,504)      (9,816)        98,291       (14,217)     (8,500)
     Loan withdrawals                                        (6,895)      (3,475)        (3,833)      (12,543)     (3,517)
     Loan principal payments                                    588        2,372         13,602         9,586       4,935
                                                           --------     --------     ----------      --------    --------
              Net increase (decrease) in net assets        (140,315)      58,868        460,003       154,158      42,555

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                       363,689      182,810        929,221       650,615     407,052
                                                           --------     --------     ----------      --------    --------
    End of year                                            $223,374     $241,678     $1,389,224      $804,773    $449,607
                                                           --------     --------     ----------      --------    --------
                                                           --------     --------     ----------      --------    --------


                                                           Scudder
                                                            Global         Scudder
                                                           Discovery     International
                                                             Fund            Fund
ADDITIONS:

     Participant contributions                               $ 63,420        $26,169
     Net appreciation (depreciation) in fair value of
       investments                                              1,789         (2,860)
     Interest and dividend income                              27,447          5,829
                                                             --------        -------
              Total additions                                  92,656         29,138
DEDUCTIONS:
     Benefits paid                                            (35,887)             -
OTHER ADDITIONS (DEDUCTIONS):
     Interfund transfers                                      (16,897)          (817)
     Loan withdrawals                                          (1,079)             -
     Loan principal payments                                    3,320          1,079
                                                             --------        -------
              Net increase (decrease) in net assets            42,113         29,400

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                         246,453         23,815
                                                             --------        -------
    End of year                                              $288,566        $53,215
                                                             --------        -------
                                                             --------        -------

          The accompanying notes are an integral part of this statement.

                               TRO LEARNING, INC.
                             SAVINGS/RETIREMENT PLAN
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      For the Year Ended December 31, 1997
          (Employer Identification Number 41-1646390, Plan Number 001)




                                                                                Participant Directed
                                                      -----------------------------------------------------------------
                                                                           Scudder             TRO
                                                         Scudder           Pathway          Learning,       American
                                                         Managed           Series--           Inc.           Century
                                                        Retirement         Balanced          Company          Ultra
                                                          Trust             Fund             Stock            Fund
ADDITIONS:
   Participant contributions                               $ 11,304        $  48,547          $101,732        $111,313
   Net appreciation (depreciation) in fair value of
       investments                                            2,523           10,580          (272,132)        (34,831)
   Interest and dividend income                                  12            7,830             1,274          80,273
                                                           --------         --------          --------        --------
          Total additions                                    13,839           66,957          (169,126)        156,755
DEDUCTIONS:

   Benefits paid                                                (25)         (26,458)          (38,147)        (95,270)
OTHER ADDITIONS (DEDUCTIONS):
   Interfund transfers                                     (179,835)         137,534            58,925         100,836
   Loan withdrawals                                               -           (3,846)                -          (6,912)
   Loan principal payments                                      186              640             4,050           5,690
                                                           --------         --------          --------        --------
       Net increase (decrease) in net assets               (165,835)         174,827          (144,298)        161,099

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                       165,835                -           429,501         238,641
                                                           --------         --------          --------        --------
    End of year                                            $      -         $174,827          $285,203        $399,740
                                                           --------         --------          --------        --------
                                                           --------         --------          --------        --------

                                                       Participant
                                                         Loans              Total

ADDITIONS:
   Participant contributions                             $   -           $1,049,678
   Net appreciation (depreciation) in fair value of
       investments                                           -               58,923
   Interest and dividend income                              -              427,458
                                                       -------           ----------
          Total additions                                    -            1,536,059
DEDUCTIONS:

   Benefits paid                                        (2,220)            (869,652)
OTHER ADDITIONS (DEDUCTIONS):
   Interfund transfers                                       -                    -
   Loan withdrawals                                     42,100                    -
   Loan principal payments                             (46,048)                   -
                                                       -------           ----------
       Net increase (decrease) in net assets            (6,168)             666,407

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                   86,781            3,724,413
                                                       -------           ----------
    End of year                                        $80,613           $4,390,820
                                                       -------           ----------
                                                       -------           ----------

        The accompanying notes are an integral part of this statement.

                               TRO LEARNING, INC.
                             SAVINGS/RETIREMENT PLAN
                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           December 31, 1998 and 1997

          (Employer Identification Number 41-1646390, Plan Number 001)


1.    DESCRIPTION OF PLAN

      A brief description of the TRO Learning, Inc. (the "Company") Savings/Retirement Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General

      The Plan is a defined contribution plan covering all eligible employees of the Company. Employees of the Company must complete 90 days of service to be eligible to participate. The Company employs Scudder Trust Company as the Plan's investment manager, asset custodian and record keeper.

      The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      Contributions

      Participants may defer the lesser of 20% of their compensation or $10,000 in 1998 or $9,500 in 1997. These contributions are deducted from participants' salaries before income taxes are withheld. The Company may also make contributions to the Plan at its discretion. Any such amount must be designated by Company resolution. There were no Company contributions in 1998 or 1997.

      Participant Accounts

      Individual participant accounts are maintained by Scudder Trust Company. Each participant's account is credited with the participant's contribution, Plan earnings and an allocation of the Company's contribution. Allocations are determined by the Company.

      Vesting

      Participants are immediately vested in their salary deferral contribution accounts plus actual earnings thereon.

      Vesting in the discretionary Company contribution account is based on the following schedule:

                                                           Vested
                  Years of Service                       Percentage
                  Less than 1 year                            0%
                  1 year but less than 2                     20
                  2 years but less than 3                    40
                  3 years but less than 4                    60
                  4 years but less than 5                    80
                  5 years or more                           100
                                                            ---
                                                            ---


      A participant will also become fully vested upon permanent disability or attainment of normal or early retirement as defined in the Plan.

      Forfeitures are used to reduce future contributions made by the Company.

      Benefit Payments

      Upon termination, participants receive lump-sum distributions of the vested amounts in their accounts, less any outstanding loans at the time of termination. If participants elect not to receive their distributions immediately after termination, interest and dividends continue to accrue on their participant contribution balances until final distribution.

      Loans

      Participants may borrow from the Plan, as defined in the Plan agreement, subject to appropriate limitations. The rate of interest will be the current prime rate plus 1%. The terms of all such loans are set by the Company and the maximum payment term is generally five years.

      Investment Options

      The Plan offers 10 different investment options. In addition to 9 mutual funds, participants also have the option to allocate a portion of their contributions to Company stock. Per the Plan agreement, a maximum of 30% of participant contributions can be allocated to Company stock. Plan participants direct the investment of their accounts into these ten options. The options are as follows:

            Scudder Cash Investment Trust--Cash Investment Trust is like a money market account. Assets invested in this fund are not at risk as the per share cost remains constant.

            Scudder Income Fund--Income Fund seeks to provide a high level of current income by investing primarily in bonds. Intended for the investor who desires flexibility, higher than money market rates of interest and who can accept some principal fluctuation.

            Scudder Growth & Income Fund--Growth & Income Fund seeks to provide long-term growth of capital, current income and growth of income.

            Intended for the conservative, growth-oriented investor who can accept a moderate degree of risk.

            Scudder Large Company Value Fund--Large Company Value Fund seeks maximum long-term growth of capital through a broad and flexible investment strategy. This fund is intended for the investor willing to accept above-average risk for potential of above-average growth.

            Scudder Global Fund--Global Fund seeks long-term capital growth through investments in economic securities of mainly large, established companies which are expected to derive the greatest benefits from global economic trends. This fund is designed for long-term investors who can accept risks of international volatility and fluctuating foreign exchange rates.

            Scudder Global Discovery Fund--Global Discovery Fund seeks above-average, long-term growth of capital by investing in small companies with strong growth potential worldwide. Intended for the investor who can assume a greater risk in return for potentially greater rewards. This fund should be considered as a complement to a portfolio that also holds other types of funds.

            Scudder International Fund--International Fund focuses on long-term capital growth and international diversification. This fund invests in foreign stocks and bonds.

            Scudder Pathway Series--Balanced Fund--Scudder Pathway Series--Balanced Fund--spreads assets among several funds with different objectives. Investments are selected to complement one another so that they work together in an integrated fashion. Intended for the investor who wants a good measure of income and growth with less fluctuation than stock or bond funds.

            TRO Learning, Inc. Company Stock--The Company is a publicly held international training and education company with annual revenues of more than $40 million. Trading on the national market system under the NASDAQ symbol TUTR, the Company is a leading developer and marketer of microcomputer-based, interactive, self-paced instructional systems used in a wide variety of training and educational settings.

            American Century Ultra Fund--The fund seeks capital growth and typically invests at least 90% of assets in equity securities selected for their appreciation potential. The majority of these securities are common stocks issued by midcap companies that meet management's standards for earnings and revenue trends. The fund may purchase securities only of companies that have operated continuously for three or more years.

      Trustees

      The trustees of the Plan during 1998 were William R. Roach, John Murray and Patricia Hawver, officers of the Company. The trustees of the Plan during 1997 were William R. Roach, Andrew Peterson and Patricia Hawver, officers of the Company.

2.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting

      The accompanying financial statements have been prepared using the accrual basis of accounting.

      Use of Estimates

      The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Valuation of Investments

      Investments are stated at fair value, as determined by quoted market prices. The increase (decrease) in unrealized appreciation (depreciation) of investments and realized gain (loss) on sale of investments are determined based on an average cost basis of the assets. The average cost basis is composed of the market values of assets: (a) on hand at the beginning of the year rather than the original cost at the time of purchase and (b) values on the date of purchase during the year.

      Administrative Expenses

      All administrative expenses are paid by the Company.

      Payment of Benefits

      Benefits are recorded when paid.

3.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

4.    TAX STATUS

      The Plan obtained its latest determination letter on January 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the requirements of the Internal Revenue Code
      (IRC). The plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

5.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      As of December 31, 1998 and 1997, the Plan had approximately $0 and $126,546, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

      The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1998:


                                                                 Net Assets Available
                                              Benefits               for Benefits
                                                Paid              1998              1997
Per financial statements                      $856,642        $4,981,016        $4,390,820
1998 amounts pending distribution to
    participants
                                                     -                 -                 -
1997 amounts pending distribution to
    participants
                                              (126,546)                -          (126,546)
                                              --------        ----------        ----------
Per Form 5500                                 $730,096        $4,981,016        $4,264,274
                                              --------        ----------        ----------
                                              --------        ----------        ----------

                                                                      Schedule I

                               TRO LEARNING, INC.
                             SAVINGS/RETIREMENT PLAN
            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             As of December 31, 1998
          (Employer Identification Number 41-1646390, Plan Number 001)


                                                                                 Current
Description of Investment                                       Cost (1)          Value
MUTUAL FUNDS:
    *Scudder-
        Cash Investment Trust                                     $ -           $  282,869
        Income Fund                                                 -              292,426
        Growth & Income Fund                                        -            1,365,667
        Large Company Value Fund                                    -              920,559
        Global Fund                                                 -              470,725
        Global Discovery Fund                                       -              313,010
        International Fund                                          -               75,296
        Pathway Series--Balanced Fund                               -              235,004
        American Century Ultra Fund                                 -              436,281

*TRO LEARNING, INC. COMPANY STOCK                                   -              569,411

*PARTICIPANT LOANS (interest rate at 7.00%)

                                                                    -               19,768
                                                                 ----           ----------
                                                                  $ -           $4,981,016
                                                                 ----           ----------
                                                                 ----           ----------

                     *    Represents party-in-interest.
(1) Historical cost information could not be obtained from the Plan's asset custodian.


          The accompanying notes are an integral part of this schedule.

                                                                     Schedule II

                               TRO LEARNING, INC.
                             SAVINGS/RETIREMENT PLAN
                ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS (a)
                      For the Year Ended December 31, 1998
          (Employer Identification Number 41-1646390, Plan Number 001)


                                                       Purchases                                 Sales
                                                       ---------        --------------------------------------------------------
                                                                                                       Current
                                                                                                      Value of
                                                                                                      Asset on
                                                       Purchase         Selling        Cost of       Transaction       Net Gain
Description                                             Price            Price         Asset (b)         Date         (Loss) (b)

SCUDDER MUTUAL FUNDS:
     Growth & Income Fund                              $416,889         $520,141         $  -            $520,141          $  -
     Large Company Value Fund                           161,205          122,692            -             122,692             -

TRO LEARNING, INC. COMPANY STOCK                        339,170          217,857            -             217,857             -

AMERICAN CENTURY ULTRA FUND                             130,927          215,292            -             215,292             -
                                                       --------         --------         -------         --------     ---------
                                                       --------         --------         -------         --------     ---------

NOTES:
     (a) Represents transactions or a series of transactions in excess of 5% of the fair value of plan assets at the beginning of the year.
     (b) Historical cost information could not be obtained from the Plan's asset custodian.

          The accompanying notes are an integral part of this schedule.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report, included in this Form 11-K, into TRO Learning, Inc.'s previously filed Registration Statement File No. 33-30963.



ARTHUR ANDERSEN LLP

Chicago, Illinois
June 23, 1999

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on June 25, 1999.


     TRO LEARNING, INC. SAVINGS/RETIREMENT PLAN


By: /s/John Murray
    ------------------
    Trustee